UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For January 26, 2007
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

China Technology Announces Change of Independent Auditor
     HONG KONG, Jan 26, 2007, China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced that on December 23, 2006, the Company appointed Friedman LLP (“Friedman”), as its independent auditor for the fiscal year ended December 31, 2006, following the expiry of the service term of PricewaterhouseCoopers (“PWC”) on the same date. PWC acknowledged and confirmed the client-auditor relationship with the company has ceased in writing on January 15, 2007.
     The decision to change independent auditor was recommended and approved by the audit committee and the Board of Directors of the Company and approved by the shareholders of the Company in its 2006 Annual Meeting of Shareholders held on December 22, 2006.
     During each of the fiscal years ended December 31, 2003, 2004 and 2005 and the subsequent interim period preceding the engagement of Friedman, the Company has not consulted with Friedman regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report was provided to the Company nor any oral advice was provided that Friedman concluded was an important factor considered by the Company in reaching a decision as to the accounting and auditing of financial reporting; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions to Item 304 of Regulation S-B, or a reportable event, as that term is defined in Item 304(a)(1)(v)of Regulation S-K.
     Friedman LLP is a medium-sized firm which has more than eighty years history in the United States, with offices established in the New York City, Uniondale, Long Islands and East Hanover, New Jersey. Friedman LLP is ranked #20 among Grain’s Top 25 New York Area Accounting Firms and in the top 50 firms nationally by Public Accounting Report, Accounting Today and Inside Public Accounting. Friedman is a member of DFK International, an association of accounting firms across the United States and around the world.
     The Company provided to PWC the disclosure in this press release filed under the cover of Form 6-K.
About CTDC:
     CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group, a major Chinese state-owned enterprise. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
     This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: January 26, 2007
By:	/s/ Yibing Zhang
Name	:	Yibing Zhang
Title: Chief Financial Officer and Company Secretary